April 7, 2023

VIA EDGAR

Robert Babula

Gus Rodriguez

Ken Schuler

Irene Barberena-Meissner

Loan Lauren Nguyen

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Ramaco Resources, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed March 20, 2023

File No. 333-267152

Ladies and Gentlemen:

This letter sets forth the responses of Ramaco Resources, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 30, 2023, with respect to the Company’s Amended Registration Statement on Form S-1, filed on March 20, 2023, File No. 333-267152 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 6 to the Registration Statement to Form S-1 (“Amendment No. 6”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 6. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Amendment No. 5 to Registration Statement on Form S-1, filed on March 20, 2023

Estimated Cash Available for Dividends for the Quarters Ending June 30, 2023, September 30, 2023 and December 31, 2023. Assumptions and Considerations, page 43

1.	We note your revised disclosure in response to prior comment 2 and reissue the comment. Where you do not currently have agreements in place underlying your assumption regarding future sales, please make that clear and disclose the impact of not having such agreements in place on your ability to pay dividends.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it sells the majority of its coal pursuant to contracts with fixed or variable pricing and the remainder of its coal on the spot market. We have revised the disclosure on pages 4 and 43 of Amendment No. 6 to provide the pricing and volume assumptions used in our analysis, including the assumption that we will be able to sell 1.0 million tons of coal on the spot market with an average sales price of $265 per ton, which is generally linked to the Platts East Coast index price. Given the Company’s ability to sell coal in the spot market, we do not expect any impact from not having agreements in place with respect to the 1.0 million tons of coal that are not under contract.

Exhibit 96.1 Berwind Complex

13.2.1 Production Rates, page E-64

2.	We note your Life of Mine (LOM) production schedule only extends to 2032 while your mine life continues to 2049, as indicated by your economic analysis. Please modify your filing to include the full mine life for your production of ROM coal, clean coal, and preparation plant recoveries. Please include your clean coal tonnage above the revenue line in Section 19 with your economic analysis.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has filed Amendment No. 1 to the Company’s Form 10-K for the year-ended December 31, 2022 with an updated Exhibit 96.1 (the “Updated Exhibit 96.1”). We have revised the disclosure on page II-9 of Amendment No. 6 to incorporate by reference the Updated Exhibit 96.1.

16.3 Price Forecast, page E-84

3.	Please provide a table containing your numeric values of your coal price projections for your complete mine life. Please revise your filing to include your price forecast above the revenue line with your clean tons sold in Section 19 with your economic analysis.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page II-9 of Amendment No. 6 to incorporate by reference the Updated Exhibit 96.1.

19.1 Assumptions, Parameters, and Methods, page E-101

4.	We note your coal price in your economic analysis does not correspond to your forecast projections found in Section 16. Please review your revenue/clean coal production and correct as necessary.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page II-9 of Amendment No. 6 to incorporate by reference the Updated Exhibit 96.1.

Sincerely,

/s/ Randall W. Atkins
Name:	Randall W. Atkins
Title:	Chairman and Chief Executive Officer

cc:           Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Anthony L. Sanderson, Kirkland & Ellis LLP